

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Ramon Tejeda
Chief Executive Officer
TabacaleraYsidron, Inc.
100 Europa Drive, Ste. 455
Chapel Hill, NC 27517

> **Re:** **TabacaleraYsidron, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 15, 2014**
> **File No. 333-192060**

Dear Mr. Tejeda:

We have reviewed your responses to the comments in our letter dated May 7, 2014 and have the following additional comments.

General

1. The financial statements should be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. Please also update financial information presented elsewhere in the filing accordingly.

Prospectus Summary, page 4

Overview, page 4

2. We note your response to our prior comment 4. Please revise the second to last risk factor on page 11 to remove repetitive and incomplete text.

Our Business, page 23

Regulation and Litigation in the Tobacco Industry, page 24

3. We note your response to our prior comment 5. Because you now characterize your business as that of a tobacco distributor, please revise to discuss any licenses you will need in order to act as a tobacco distributor. In addition please state whether you have obtained all such necessary licenses.

Executive Compensation, page 31

Summary Compensation Table, page 31

4. We note your response to our prior comment 8. It appears that the revisions made to note 4 on page F-8 have rendered the text illegible. Please revise.

Item 15. Recent Sales of Unregistered Securities, page 35

5. We note that your consulting agreement with Europa Capital Investments is signed by Peter Coker. As such it appears Mr. Coker may be a promoter as defined by Rule 405 of the Securities Act. It also appears the selling shareholders obtained their securities in the March 11, 2013 private placement of 2,745,000 shares. Please tell us whether the selling shareholders James Coker and Lauren Coker are related to Peter Coker, and if so, please provide us with your analysis explaining how this is consistent with the disclosure on page 35 that "[i]n accordance with Section 230.506 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 506 exemption for this offerings since it met the following requirements set forth in Reg. §230.506: . . . (E) None of the investors are affiliated with any of our directors, officers or promoters or any beneficial owner of 10% or more of our securities."

Signatures, page 37

6. We note your response to our prior comment 10 and reissue. It does not appear that the signature block has been revised as indicated.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-Mail
        Gregg Jaclin, Esq.